

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

October 23, 2009

Martha Jimenez
President
1st Buy and Sell Ltd.
2300 W. Sahara Ave. Suite 800
Las Vegas, NV 89102

> **Re:** **1st Buy and Sell Ltd.**
> **Form 8-K/A, Item 4.01**
> **Filed on October 1, 2009**
> **File No. 000-52936**

Dear Mrs. Jimenez:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant